James Hardie Industries plc 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland. Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Howard Heckes (USA), Gary Hendrickson (USA), Persio Lisboa (USA), Renee Peterson (USA), John Pfeifer (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Jesse Singh (USA), Nigel Stein (UK). Chief Executive Officer and Director: Aaron Erter (USA) Company number: 485719 ARBN: 097 829 895 18 September 2025 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Substantial Holding Notice As required under ASX Listing Rule 3.17.3 please see attached copy of the substantial holding notice received by James Hardie on 17 September 2025. Regards Aoife Rockett Company Secretary This announcement has been authorised for release by the Company Secretary, Ms Aoife Rockett.

Standard Form TR-1 Standard form for notification of major holdings 2. Reason for the notification (please tick the appropriate box or boxes): [ X ] An acquisition or disposal of voting rights [ ] An acquisition or disposal of financial instruments [ ] An event changing the breakdown of voting rights [ ] Other (please specify) iii: 3. Details of person subject to the notification obligation iv : Name: City and country of registered office (if applicable): 4. Full name of shareholder(s) (if different from 3.) v: 8. Total positions of person(s) subject to the notification obligation: A: Voting rights attached to shares Class/type of B 1: Financial Instruments according to Regulation 17(1)(a) of the Regulations JAMES HARDIE INDUSTRIES plc % of voting rights attached to shares (total of 9.A) % of voting rights Expiration date x 2.76% 3.76% Direct 0.30% 7. Threshold(s) that is/are crossed or reached: Indirect Position of previous notification (if applicable) shares ISIN CODE (if possible) AU000000JHX1 IE000R94NGM2 NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the Central Bank of Ireland) i Number of voting rights ix Number of voting rights that may be acquired if the instrument is exercised/converted. % of voting rights 16,151,599 STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS, LTD. 429,900,000 STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. 1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached ii: 2.76% Total of both in % (9.A + 9.B) Direct SUBTOTAL B.1 3.76% Exercise/ Conversion Period xi 5. Date on which the threshold was crossed or reached vi: 3.46% % of voting rights through financial instruments (total of 9.B.1 + 9.B.2) 10-Sep-2025 1,298,221 Ordinary Ordinary SUBTOTAL A STATE STREET CORPORATION Total number of voting rights of issuer vii STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS ASIA LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Type of financial instrument Indirect 9. Notified details of the resulting situation on the date on which the threshold was crossed or reached viii: 6. Date on which issuer notified: 14,853,378 Resulting situation on the date on which threshold was crossed or reached BOSTON, US 17-Sep-2025 Above 3.00% 3.76% SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS LIMITED

[ ] Person subject to the notification obligation is not controlled by any natural person or legal [ X ] Full chain of controlled undertakings through which the voting rights and/or the and voting 12. Additional information xvi: Done at on BOSTON MA USA Exercise/ Conversion Period xi STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED % of voting rights 17-Sep-2025. 0.01% 0.01% 0.21% 3.76% 1.33% 0.09% 0.21% 3.76% 1.33% STATE STREET GLOBAL ADVISORS LIMITED 11. In case of proxy voting: STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Name xv Type of financial instrument entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer. xiii Expiration date x Total of both if it equals or is higher than the notifiable threshold SSGA FUNDS MANAGEMENT, INC. Number of voting rights STATE STREET GLOBAL ADVISORS ASIA LIMITED 1.46% 0.03% 0.33% 0.02% 0.28% % of voting rights through financial instruments if it equals or is higher than the notifiable threshold 0.03% 0.33% % of voting rights if it equals or is higher than the notifiable threshold 0.02% 0.28% 0.09% rights as of 10. Information in relation to the person subject to the notification obligation (please tick the applicable box): SUBTOTAL B.2 B 2: Financial Instruments with similar economic effect according to Regulation 17(1)(b) of the Regulations Physical or cash settlement xii STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. will cease to hold STATE STREET CORPORATION financial instruments are effectively held starting with the ultimate controlling natural person or legal entity xiv: 1.46% STATE STREET GLOBAL ADVISORS, LTD.